March 30, 2012

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention:	Kathleen Collins, Accounting Branch Chief

Re:	ACI Worldwide, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed on February 22, 2012

File No. 00-25346

Ladies and Gentlemen:

The following sets forth the response of ACI Worldwide, Inc. (the “Company”) to the comments included in your letter dated March 19, 2012 with respect to the above-referenced Annual Report on Form 10-K. For your convenience, we have included your comments in the body of this letter and have provided the Company’s responses thereto immediately following the comment.

Form 10-K for the year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, page 33

1. We note from your disclosure that the effective tax rate for the year ended December 31, 2011 was positively impacted by the release of a $3.1 million liability due to the expiration of a contractual obligation related to the transfer of certain intellectual property rights from the United States to non-United States entities. Please clarify the nature of this liability and the authoritative literature you have followed in accounting for this liability.

Response: This liability was established in accordance with ASC 810-10 (fka ARB 51). The liability represented an anticipated United States tax liability (the “liability”) related to projected royalty income associated with the transfer of certain intellectual property rights to a non-U.S. entity. The liability was reduced each time the non-U.S. entity made a royalty payment to the U.S. entity, which was taxable in the U.S. The royalty agreement lasted for five years with the final payment obligation in September of 2011. At the expiration of the royalty agreement, there was U.S. $3.1 million of liability remaining that was released upon the expiration of the contractual obligation, pursuant to the liability guidance in ASC 405-20-40-1-b (fka FAS 140), which states “A debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions is met….The debtor is legally released from being the primary obligor…”.

Securities and Exchange Commission

March 30, 2012

Critical Accounting Policies

Intangible Assets and Goodwill, page 40

2. To the extent each of your reporting unit’s estimated fair value is not substantially in excess of the carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following:

•	the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;

•	discuss of the degree of uncertainty associated with the key assumptions; and

•	describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value;

If you have determined that the estimated fair value substantially exceeds the carrying value for your reporting unit, please disclose this determination.

Response: We respectively inform the SEC that we will expand our disclosure on critical accounting estimates in our future Annual Reports on Form 10-K to provide the following as of the appropriate date:

The Americas and EMEA reporting units estimated fair values substantially exceed their carrying values.

The Asia/Pacific reporting unit’s estimated fair value exceeds the carrying value by 34% as of October 1, 2011. The Asia/Pacific reporting unit includes $19 million of the $214 million of consolidated goodwill. As discussed above, the key assumptions are discount rates, growth rates, cash flow projections and terminal value rates. The discount rate and terminal value rate used for the Asia/Pacific region are in line with those of comparable companies for the region. There is greater uncertainty in the area of growth rates and cash flow projections primarily as it relates to sales and revenue. The Company sees the most growth potential for new installations of its products in this region. Growth in Asia/Pacific is predominantly from new account and new applications sales, which typically have 12—18 month sales cycles. After the sale, the Company typically sees a revenue lag of an additional 12—24 months. A financial benefit, therefore, will not be recognized for two to three years after the initial investment. The Company is still in the growth investment phase with the Asia/Pacific region; therefore, there is a risk that if we do not meet the sales and revenue targets we could experience less growth and diminished cash flows.

Securities and Exchange Commission

March 30, 2012

Notes to the Consolidated Financial Statements

Revenue Recognition for Arrangements with Multiple Deliverables, page 56

3. We note from your disclosure that your implementation and setup services do not qualify as separate units of accounting from the hosting service and that the total arrangement consideration allocated to each unit of accounting is recognized over the respective service period. Please clarify whether your implementation and setup service fees are recognized over the longer of the estimated customer relationship or the initial contract period and tell us the factors considered in determining the period over which you recognize such revenues. We refer you to footnote 39 of SAB Topic 13.A.3. Further, if these fees are recognized over the estimated customer relationship, tell how you determined the amount of the arrangement consideration to allocate to each of the setup fees and hosting fees under these arrangements.

Response: As disclosed on page 56 of Form 10K for the year ended December 31, 2011, implementation and setup service fees do not qualify as separate units of accounting separate from the hosting services due to the essential and specialized nature of these services. As the delivered services do not have value to the customer on a stand-alone basis, they are recognized over the initial contract period.

We considered the guidance contained in footnote 39 of SAB Topic 13.A.3 in determining whether these services should be recognized over the estimated customer relationship or the initial contract period of five years. Customers have historically re-performed a substantial portion of the initial implementation and setup services due to required software upgrades or add-on functionality at the time of renewal or extension, accordingly the customer does not benefit from the initial implementation and setup services beyond the initial term. Based on our considerations, we felt it was appropriate to recognize the initial implementation and setup fees over the initial five year contract period consistent with the guidance contained in footnote 39 of SAB Topic 13.A.3.

Goodwill and Other Intangibles, page 58

4. We note from your disclosure that recoverability of goodwill is measured using a discounted cash flow model. Please tell us how you considered the corporate overhead costs that are excluded from your measure of segment operating income (loss) presented in Note 12 in your discounted cash flow analysis, and tell us the basis for your determination.

Response: In our discounted cash flow model, corporate overhead costs such as regionally specific finance, accounting and human resource functions are allocated to the reporting units as appropriate. Corporate costs that are excluded from the reporting unit calculations include, for example: expenses of the office of the chief executive officer; the corporate development group, which drives our merger and acquisition activity as well as corporate alliances; corporate finance activities, such as that of the regulatory reporting group; general counsel; and corporate systems. As per the guidance in ASC 820-10-35-3 “….The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. Therefore, the objective of a fair value measurement is to determine the price that would be received to sell the asset or paid to transfer the liability at the measurement date (an exit price).”, it was determined to be appropriate to exclude these costs from reporting unit costs due to the fact that if we were to sell a reporting unit to a market participant, we would not and could not sell those functions as a whole or in part with the reporting unit. Amortization of intangible assets has been allocated to the reporting units based upon headcount.

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Securities and Exchange Commission

March 30, 2012

In connection with the above-referenced filings, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at 402-778-2177.

Thank you in advance for your cooperation in these matters.

Very truly yours,

/s/ Scott W. Behrens
Scott W. Behrens

Executive Vice President, Chief Financial Officer, and Chief Accounting Officer

Enclosures

cc:	Philip G. Heasley, ACI Worldwide, Inc.

Dennis P. Byrnes, ACI Worldwide, Inc.

Robert A. Profusek, Jones Day